UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

TerraCycle US Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-2479091
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

121 New York Avenue
Trenton, New Jersey 08638
(Full mailing address of principal executive offices)

(609) 656-5100
(Issuer’s telephone number, including area code)

In this semi-annual report, the term “TerraCycle,” “we,” or “the company” refers to TerraCycle US Inc. and its consolidated subsidiaries. The term “TCI,” “parent,” or “parent company” refers to our parent company, TerraCycle, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2023 (“Interim 2023”) and the six-month period ended June 30, 2022 (“Interim 2022”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report. The consolidated financial statements included in this semi-annual report are those of TerraCycle US Inc. and represent our entire operation. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview of Business Operations and Revenue Recognition

TerraCycle US Inc. was incorporated in Delaware in August 2017 by our parent company, Terracycle, Inc. (“TCI Parent”) which continues to own all of our common stock (approximately 71.8% of our equity). The remaining 28.2% of our equity is held by stockholders from our Regulation A offering which was conducted between January 10, 2018 and September 30, 2020. Our wholly owned subsidiary, TerraCycle US, LLC (“TerraCycle US, LLC”), is also our operating subsidiary and has been operating in the United States since January 1, 2014. The consolidated financial statements include the accounts of TerraCycle US, LLC and its wholly owned domestic subsidiary, TerraCycle Regulated Waste, LLC. We conduct our business exclusively through our operating subsidiary, which generated revenues in each fiscal year since its inception. Our business focuses on helping companies and consumers find a solution to collect and recycle many kinds of waste that are not commonly recycled. We provide premium recycling services to manufacturers (brands), retailers, organizations and individuals that pay us to recycle a product and/or package they manufacture or use.

Our net sales are derived primarily from sale of products and services in four principal segments: Sponsored Waste, Zero Waste Boxes, Material Sales, and Regulated Waste. In addition, certain corporate items are included in net sales. This relates to assets that are not managed directly by the reportable segments.

In Sponsored Waste, we design and administer turnkey programs through which we bring manufacturers or brands and the public together to recycle certain categories of products and/or packaging that the manufacturers produce. These programs are sponsored and funded by manufacturers or brands and are free to the public. We generally record revenue from these programs both from management fees that we charge the sponsors as well as variable fees that we charge the sponsors based on the amount of waste received. In some programs we provide additional add-on services such as shopper marketing and sale of specialty products made from recycled materials.

We also sell recycling services via Zero Waste Boxes. Through this program we send Zero Waste Boxes to customers or clients to be returned to us once filled with the applicable waste stream. This program is used by customers or clients who wish to collect and recycle a specific waste stream not sponsored by a brand. We receive revenues from the sale of these services. In addition, we work with some Zero Waste Boxes customers to design custom programs where we provide marketing and support services to help promote the collection of certain waste streams. In addition to the revenue earned from the sale of recycling services via Zero Waste Boxes, we also earn management fees for the marketing and support service that we provide to support those programs.

In Material Sales we receive revenues from the sale of pre-processed waste directly to a recycler and/or sale of the processed recycled materials recycled through third party recycling facilities.

Regulated Waste provides products and services to mainly offices for the effective and compliant management of Regulated Universal waste. Revenue from Regulated Waste is derived from fees we charge for these products and services.

Our cost of revenues primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated with the delivery of services).

Media Placements and Awards

During the first half of 2023, we earned over 13,135 media placements globally, resulting in a combined reach of nearly 12 billion readers, marking a 5% increase in placements over last year (which had been our record-setting year to date).

The North American PR team generated over 10,152 media placements throughout the second quarter of 2023, resulting in a combined reach of nearly 9.8 billion readers, marking a 6% increase in placements over the same period in 2022. Notably, in Q2 PR earned over 3,900 media placements, resulting in over 2.6 billion media impressions in support of TerraCycle’s Earth Month related initiatives undertaken on behalf of brand partners.

Estimates

The discussion and analysis of the company’s financial condition and results of operations are based on the condensed consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including, but not limited to, those related to receivable allowances, inventories, accruals, goodwill and other intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Operating Results

The Company’s financial performance has continued to be strong in 2023, in spite of the impact of the economic uncertainty on the spending decisions of our clients~~.~~. Net sales for the company for the six months ended June 30, 2023 (“Interim 2023”) were approximately $20,705,000, an increase of $2,199,000 (12%) from $18,506,000, compared to June 30, 2022 (“Interim 2022”). This change was due to:

•	Sponsored Waste net sales decreased by approximately $322,000 (4%), driven mostly by lower collections per program, which was slightly offset by an increase in the number of programs.

•	Zero Waste Boxes net sales increased by approximately $1,219,000 (18%) driven by the continued expansion of this segment across individual and corporate customers.

•	Material Sales net sales increased by $834,000 (162%) during Interim 2023 from $515,000 during Interim 2022, showing signs of recovery from the impact of the pandemic in 2022.

•	Regulated Waste net sales increased by $787,000 (27%) for Interim 2023 compared to Interim 2022, as the impact of partial return to offices continues to impact this business, plus the $491,000 contribution to revenue from Complete Recycling Solutions, LLC (“CRS”) acquisition in Interim 2023.

In addition, there was approximately $319,000 decrease as a result of the timing of revenue recognition of annual contracts. The decrease was primarily attributable to the deferred revenue on the variable fees, which are not recorded at the segment level.

A breakdown of the company’s performance by each segment for the periods ending June 30, 2023 and 2022, can be seen in Note 11 to the accompanying financial statements.

Our cost of sales primarily consists of logistics expenses (both shipping and warehousing), redemption of charity points, processing costs and cost of employees associated with the delivery of services. Our cost of sales was approximately $8,537,000 in Interim 2023, an increase of $941,000 (12%) from $7,596,000 in the same period last year, primarily driven by $1,028,000 in higher processing costs associated with the increased sales, partially offset by a decrease of $87,000 in freight and warehousing costs.

Our gross profit was approximately $12,168,000 in Interim 2023, an increase of $1,258,000 (11%) in line with increase in revenue, compared to Interim 2022 of $10,910,000. Gross margin remained flat at 59% in both Interim 2023 and 2022.

Our operating expenses primarily consist of selling, general and administrative expense. Operating expenses for Interim 2023 were approximately $11,718,000, an increase of $1,867,000 (19%), compared to the same period in the prior year of $9,851,000. This increase was driven by continued investment in resources to grow the business, primarily in the form of hiring direct company personnel ($789,000), and TCI Parent allocated personnel ($632,000). The increased operating expenses were also due to increased marketing expenses supporting the growth of Zero Wast Boxes ($290,000), higher office operational expenses, utilities, and supplies ($98,000), reduction in bad debt (-$84,000), financial transaction fees associated to the higher Zero Waste Boxes sales ($20,000), increase in depreciation expense related to purchase of building in Illinois ($72,000) and increase in amortization expense related to intangible assets acquired with purchase of CRS ($20,000), and other miscellaneous expenses ($30,000).

Other (income)/expense, primarily interest (income)/expense, decreased by approximately $67,000 to $8,000, from income of $75,000 in the same period last year, mainly due to the increase of the loan facility with TCI Parent resulting in higher interest income generated (see “Term Loan Agreement” below), and offset by increase of interest expense of $127,000 due to the loan related to purchase of the building in Illinois.

Income tax provision decreased by approximately $253,000 to $62,000 for Interim 2023 from $315,000 in Interim 2022, due to the lower level of before tax profits.

As a result of the foregoing, the net income of the company decreased by approximately $422,000 for Interim 2023 to $397,000, from $819,000 in same period last year.

Liquidity and Capital Resources

Cash Flow

Operating Activities

Operating activities provided $2,158,000 of cash during Interim 2023. Net income generated $397,000 of cash flow. Accounts receivable used approximately $1,000 of cash due to increased revenue was mostly offset by accelerated collections. Inventory used approximately $147,000 of cash due to an increase in raw materials and finished goods to support growth in our ZWB segment. Accounts payable used approximately $126,000 of cash related to timing of payables coming due. Intercompany payables receivables provided about $2,517,000 of cash in connection with a loan to TCI Parent. Deferred income generated approximately $783,000 of cash.

Investing Activities

During Interim 2023, we used approximately $7,769,000 cash in connection with the company’s investing activities comprised of $89,673 in purchases of equipment and $1,073,278 for improvements to the Illinois building. On June 1, 2023, we acquired Complete Recycling Solutions, LLC for a total purchase price of $6,648,047 comprising of $5,954,404 in cash, 174,544 shares of TCI Common Stock valued at $661,596, and net working capital of $32,047, less cash and cash equivilants acquired of $42,039. For details regarding this acquisition, see Note 3 to our Interim Consolidated Financial Statements accompanying this report.

Financing Activities

Our financing activities used net cash of approximately $2,429,000 during Interim 2023 as a result of the annual payment of dividends to common and preferred shareholders made in May, and repayment of long-term debt in the amount of approximately $104,000.

Term Loan Agreement

The company entered into a term loan agreement with TCI Parent on July 1, 2019, as amended, under which TCI Parent may borrow up to $10 million from the company. Under the terms of the agreement, TCI Parent will pay interest on a quarterly basis at a rate of LIBOR + 2.25 percent based on the average monthly balance for each preceding quarter. The entire unpaid principal balance together with any unpaid accrued interest and other unpaid charges or fees shall be due and payable at the end of the term, which is January 1, 2024. The company may decline to advance funds under this agreement in the event of a default, which would constitute a failure to pay interest when due, failure to pay principal within fifteen days of due date or in the event any representation or warranty by TCI Parent in connection with this agreement was untrue in any material respect at the time it was made. As at June 30, 2023, the balance of the company’s loan to TCI Parent pursuant to this agreement was $398,268. The term loan agreement and amendment are attached to this report as Exhibits 6.4 and 6.5, respectively.

Capital Resources

Management believes that the company’s existing cash balances of $8,459,292 at June 30, 2023, along with cash expected to be generated from future operations, will be sufficient to fund activities for the foreseeable future.

Commitments

On March 27, 2014, TerraCycle US, LLC entered into a mortgage note payable to TD Bank, N.A. related to the purchase of office space located on 121 New York Avenue, Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 5.75%. TD Bank has a call to reset the interest rate at each five-year anniversary of the mortgage; however, we have option to pay off the entire mortgage at that time without penalty. The mortgage note is secured by the building and matures on April 1, 2029. The amount outstanding under the mortgage note payable was approximately $145,000 at June 30, 2023 and $156,000 at December 31, 2022.

On May 26, 2016, TerraCycle US, LLC entered into a mortgage note payable with Bank of America Merrill Lynch related to the purchase of additional office space for the building located on 21 Hillside Avenue in Trenton, New Jersey. The principal amount of that loan is $300,000 and is subject to interest at 4.5%. The mortgage note is secured by the building and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $183,000 at June 30, 2023 and $193,000 at December 31, 2022.

On December 14, 2022, our subsidiary, TerraCycle US, LLC, acquired the Chicago Property for total purchase price of $5,700,000. In connection with this purchase, TerraCycle US, LLC entered into a financing arrangement with Citibank, N.A. (“Citibank”) with a principal amount of the loan at $4,560,000 with an annual interest rate of 5.21%. Monthly payments of $30,819 will be paid for 119 months until a final balloon payment of $2,898,763 becomes due December 14, 2032. In the event of prepayment, TerraCycle US, LLC will be required to pay liquidated damages with respect to interest shortfalls, including prepayment as a result of acceleration of the debt. In addition to a security interest in the Chicago Property, Citibank has a security interest in a TerraCycle US, LLC deposit account established with Citibank having a minimum balance of $100,000 and a security interest in all rents paid to TerraCycle US, LLC. We also have guaranteed the debt undertaken by TerraCycle US, LLC in the amount of $5,000,000 in principal plus interest, legal and remedial costs and expenses. The amount outstanding under the note payable was approximately $4,493,000 and $4,560,000 at June 30, 2023 and December 31, 2022, respectively.

On May 31, 2023, with the acquisition of CRS, the company took on short term loans which are payable before December 31, 2023. The amount outstanding under these loans was approximately $90,000 at June 30, 2023.

The company contracts with various third-party properties for storage facilities on an as-needed basis. Storage facilities are on a month-to-month basis and not subject to lease agreements.

For details regarding the company’s debt obligations and lease commitments, see Notes 7 , 8 and 9 to the accompanying financial statements.

Trend Information

Management Plans

Acquisition of Complete Recycling Solutions

On June 1, 2023, TerraCycle closed on the acquisition of Complete Recycling Solutions, a 21-year-old universal waste recycling company. CRS is based in Fall River, Massachusetts (less than 20 miles from Providence, Rhode Island), and is in the same business as our Regulated Waste segment (based in Illinois, just outside of Chicago). Both companies are about the same size (around $6 million in revenue). As CRS owns and operates light bulb recycling services, we believe that this acquisition poses significant benefits to Regulated Waste, as it will now process lightbulbs that it collects internally, rather than paying higher costs to third party recyclers.

General Market Trends

●	We believe that the revenue in the business should continue growing, while costs are continually being monitored closely.

●	We believe that the market for our products and services will continue to improve if economic conditions in the United States remain consistent or improve.

●	Global efforts spearheaded by the United Nations, World Economic Forum and Ellen MacArthur Foundation have raised the public’s and corporations’ awareness to transition from a “linear disposable economy” to a “recycle circular economy”.

●	Corporations are consistently integrating sustainability programs into their operations and marketing initiatives.

Item 2.

None.

Item 3.

TerraCycle US Inc. and Subsidiaries

Interim Consolidated Financial Statements (Unaudited)

Periods Ended June 30, 2023 and 2022

TerraCycle US Inc. and Subsidiaries

TerraCycle US Inc. and Subsidiaries

Consolidated Balance Sheets (Unaudited)

	June 30, 2023	December 31, 2022
Assets
Current Assets
Cash	$8,459,292	$16,499,177
Accounts receivable, net of allowance to doubtful accounts of $353,056, 2023 and $374,449, 2022	6,146,307	5,426,879
Related party receivables, net	805,662	3,320,036
Inventory, net	1,858,173	1,651,524
Deferred tax asset	147,475	147,475
Prepaid expenses and other current assets	1,560,385	650,265
Total current assets	18,977,294	27,695,356
Property, plant and equipment, net	8,654,103	6,849,887
Operating lease right-of-use assets	5,259,870	1,518,540
Goodwill	2,469,336	953,455
Other intangible assets, net	4,570,678	1,020,700
Total assets	$39,931,281	$38,037,938
Liabilities and Equity
Current liabilities
Current portion of long-term debt	$262,444	$172,006
Current portion of operating lease liability	723,263	327,305
Accounts payable	750,624	839,200
Related party payables	258,069	255,497
Accrued redemption points	447,058	440,225
Accrued expenses and other current liabilities	1,351,287	1,987,652
Deferred income	5,853,250	5,069,920
Total current liabilities	9,645,995	9,091,805
Long-term debt, net of current portion	4,649,322	4,736,600
Long-term operating lease liability	4,627,469	1,273,450
Total liabilities	18,922,786	15,101,855
Commitment and contingencies (Note 9)
Stockholders' equity
Common stock, par value $0.0001 per share, 1,500,000 shares authorized:
500,000 shares issued and outstanding at June 30, 2023 and December 31, 2022	50	50
Preferred stock, par value $0.0001 per share; 500,000 shares authorized:
Non-voting Class A - 250,000 shares authorized; 196,142 shares issued and outstanding at June 30, 2023 and December 31, 2022; liquidation preference of $196,142 at June 30, 2023	20	20
Additional paid-in capital	18,747,785	18,747,785
Retained earnings	2,260,640	4,188,228
Total stockholders' equity	21,008,495	22,936,083
Total liabilities and stockholders' equity	$39,931,281	$38,037,938

See accompanying notes to condensed financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Operations (Unaudited)

Six Months Ended June 30,	2023	2022
Net sales	$20,705,425	$18,506,090
Cost of sales	8,536,997	7,595,828
Gross profit	12,168,428	10,910,262
Operating expenses
Selling, general and administrative expenses	11,717,539	9,850,929
Income from operations	450,889	1,059,333
Other (income) expenses:
Interest income	(136,813)	(85,603)
Interest expense	126,746	9,680
Foreign currency exchange	1,715	832
Total other (income) expenses	(8,352)	(75,091)
Income before income taxes	459,241	1,134,424
Provision for income taxes	61,905	315,370
Net income	$397,336	$819,054

See accompanying notes to condensed financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Equity (Unaudited)

	Common Stock		Preferred Stock		Additional Paid-in	Retained	Total Stockholders'
	Amount	Shares	Amount	Shares	Capital	Earnings	Equity
Balance at January 1, 2022	$50	500,000	$20	196,142	$18,747,785	$7,486,237	$26,234,092
Dividend Distribution						(5,624,366)	(5,624,366)
Net Income						2,326,357	2,326,357
Balance at December 31, 2022	50	500,000	20	196,142	18,747,785	4,188,228	22,936,083
Dividend Distribution						(2,324,924)	(2,324,924)
Net Income						397,336	397,336
Balance at June 30, 2023	$50	500,000	$20	196,142	$18,747,785	$2,260,640	$21,008,495

See accompanying notes to consolidated financial statements.

TerraCycle US Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30,	2023	2022
Operating Activities
Net Income	$397,336	$819,054
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization	72,022	51,900
Depreciation	124,556	32,932
Bad Debts	(21,393)	142,558
Changes in operating assets and liabilities:
Accounts receivable	(1,204)	(1,524,508)
Related party receivables, net	2,514,374	(6,696,013)
Inventory	(147,497)	(462,421)
Prepaid expenses and other current assets	(783,396)	617,077
Operating lease assets	196,924	-
Accounts payable	(126,719)	(860,274)
Related party payables	2,572	3,355
Accrued expenses and redemption points	(664,667)	(490,816)
Operating lease liabilities	(188,277)	-
Deferred Income	783,330	892,007
Net cash provided by (used in) operating activities	2,157,961	(7,475,149)
Investing activities:
Purchase of property and equipment	(89,673)	-
Purchase of leasehold improvements	(1,073,278)	-
Acquisition of Complete Recycling Solutions	(6,606,008)	-
Net cash used in investing activities	(7,768,959)	-
Financing activities:
Repayment of long-term debt	(103,963)	(18,831)
Dividends paid	(2,324,924)	(5,624,366)
Net cash used in financing activities	(2,428,887)	(5,643,197)
Net decrease in cash	(8,039,885)	(13,118,346)
Cash, beginning of year	16,499,177	27,535,471
Cash, end of year	$8,459,292	$14,417,125
Supplemental disclosure of cash flow data:
Interest paid	$126,746	$9,680

See accompanying notes to condensed financial statements.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 – The Company

TerraCycle US Inc. ("TCUSI") was incorporated on August 14, 2017 under the laws of the State of Delaware. At the same date, TerraCycle US LLC (“LLC”) which had been incorporated on September 16, 2013 under the laws of the State of Delaware, transferred 100% of its membership units to TCUSI, becoming a 100% owned operating subsidiary of TCUSI. LLC has two US operating subsidiaries which are also 100% wholly owned. As used herein, the "Company" refers to TCUSI and its subsidiaries. All the operating activities are conducted under LLC and subsidiaries, while TCUSI only has holding company activities.

The Company designs and manages programs to collect a wide range of non-recyclable waste materials for repurposing. Such materials are either sold as is, processed into a form which can be used by a manufacturer, or in some cases, manufactured into an eco-friendly product, which is sold directly to consumers. In addition, TerraCycle Regulated Waste (“TCRW”), a subsidiary of LLC, is a sustainable solutions and technologies company with products and services designed to enable companies to implement comprehensive environmental program for their facilities, focusing on regulated waste (e.g., fluorescent lamps, batteries and e-waste).

Note 2 - Summary of Significant Accounting Policies

The Company’s significant accounting policies were described in Note 2 to the audited consolidated financial statements included in the Company’s Annual Report on Form 1-K for the year ended December 31, 2022. There have been no significant changes in the Company’s accounting policies during the six months ended June 30, 2023.

Recent Accounting Pronouncements

There have been no recent accounting pronouncements not yet adopted by the Company which would have a material impact on the Company’s financial statements.

Financial Instruments—Credit Losses (Topic 326). In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2016-13 (“ASU 2016-13”), this guidance requires organizations to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This affects loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The new guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted ASU 2016-13 on January 1, 2023, as required. There was no material impact on the Consolidated Financial Statements resulting from the adoption.

Note 3 – Acquisition

For acquisitions, the Company allocates the purchase price to assets acquired and liabilities assumed as of the date of acquisition based on the estimated fair values at the date of acquisition. The excess of the fair value of the purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. Management makes significant estimates and assumptions when determining the fair value of assets acquired and liabilities assumed. These estimates include, but are not limited to, discount rates, projected future net sales, projected future expected cash flows, useful lives, attrition rates, royalty rates and growth rates. These measures are based on significant Level 3 inputs not observable in the market.

The acquisition is accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the aggregate amount of consideration paid by the Company is allocated to net tangible assets and intangible assets based on their estimated fair values as of the acquisition date and consolidated with those of our Company. The Company considers the distribution network, operating cash flows, and future expected revenue and EBITDA that is to be generated when determining the purchase price of the acquisition. The fair value of acquired intangible assets relates to certifications and permits, current contracts, and customer relationships. The Company retained an independent third-party appraiser to assist management in its valuation of the acquisition.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

On May 31, 2023, the Company acquired 100% of the Securities of Complete Recycling Solutions, LLC (“CRS”) for total Purchase Price of $6,648,047. CRS is a lighting and electronic waste recycling solutions company with locations in Fall River, Massachusetts and Somerset, New Jersey, and ownership industry experience of over 50 years. CRS recycles all mercury-bearing lamps, electronics and cathode ray tubes, mercury devices, batteries, PCB and Non-PCB lighting ballasts.

The Company believes that the information gathered to date provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed but the purchase price allocation for these acquisitions is preliminary as the Company is in the process of determining the following: 1) valuation amounts for certain receivables and fixed assets acquired; 2) valuation amounts for certain intangible assets acquired; 3) the acquisition date fair value of certain liabilities assumed. We have recorded preliminary estimates for certain of the items noted above and will record adjustments, if any, to the preliminary amounts upon finalization of the respective valuation. Such changes are not expected to be significant. The Company expects to complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

The following table summarizes the purchase price allocation based on the fair values of the assets acquired and liabilities assumed at the date of acquisition.

CRS Acquisition
Purchase Price
Cash consideration	$5,954,404
Sellers Equity	661,596
Net working capital adjustment	32,047
Total purchase price	$6,648,047
Assets acquired:
Cash and cash equivilants	$42,039
Accounts receivable	696,831
Inventory	59,152
Other current assets	126,725
Property, plant and equipment	765,820
Goodwill	1,515,881
Certifications and permits	1,456,000
Current contracts	79,000
Customer relationships	2,087,000
Total asset acquired	$6,828,448

Less liabilities assumed:
Accounts payable	$(38,143)
Other current liabilities	(142,258)
Total liabilities	$(180,401)
Net assets acquired	$6,648,047

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

The acquisition resulted in the recognition of goodwill in the Company’s consolidated financial statements because the purchase price exceeded the net tangible asset value and reflects the future earnings and cash flow potential of the acquired business. The Company made an initial allocation of the purchase price at the date of the acquisition, based upon its understanding of the fair value of the acquired tangible assets and assumed liabilities.

The Company incurred approximately $242,000 of transaction costs related to the acquisition during the period ended June 30, 2023, that are reflected in the Company’s result as a period expense.

Note 4 - Inventory

Inventory consists of the following:

As of	June 30, 2023	December 31, 2022
Raw materials	$1,724,563	$1,533,476
Finished goods	354,883	339,320
Total	2,079,446	1,872,796
Less reserve for obsolete inventory	221,273	221,272
Total	$1,858,173	$1,651,524

Note 5 - Property and Equipment, Net

Property and equipment are comprised as follows:

As of	Estimated Useful Lives	June 30, 2023	December 31, 2022
Land		$31,565	$31,565
Vehicles	5 years	271,263	97,253
Machinery and equipment	5-7 years	970,067	443,249
Buildings and improvements	39 years	8,233,517	7,043,353
Computer equipment	3-5 years	379,217	351,138
Furniture and fixtures	7 years	54,856	45,156
Total		9,940,485	8,011,714
Less accumulated depreciation and amortization		1,286,382	1,161,827
Total		$8,654,103	$6,849,887

For the six months ended June 30, 2023 and 2022, depreciation expense amounted to approximately $125,000 and $33,000.

Note 6 – Goodwill and Intangible Assets, net

The following table sets forth the changes in the carrying amount of Goodwill for the six months ended June 30, 2023:

Consolidated
Balance as of December 31, 2022	$953,455
Acquisition	1,515,881
Balance as of June 30, 2023	$2,469,336

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Intangible assets represent the value assigned to patents and trademarks, customer relationships and certifications and permits. These intangibles are a being amortized on a straight-line basis over 15 years. The following table shows the balance of intangible assets at June 30, 2023:

June 30, 2023
Patents and trademarks	$1,557,000
Certifications and permits	1,456,000
Customer relationships	2,087,000
Other intangibles	79,000
Total	5,179,000
Less accumulated amortization	608,322
Balance as of June 30, 2023	$4,570,678

Note 7 - Related Party Transactions

On a regular basis, the Company enters into various transactions with its parent (TCI) and subsidiaries of TCI. The most material activities occur with TCI and include a quarterly global management fee charge from TCI to the Company, a tax sharing agreement between TCI and the Company, as well as the Company funding TCI with cash to cover such items as payroll. At June 30, 2023 and December 31, 2022, the Company has a net related party short term receivable from TCI in the amount of $398,268 and $3,269,153, respectively. At June 30, 2023 and December 31, 2022 the Company has a net related party receivable from other subsidiaries of the Parent Company in the amount of $407,394 and $50,883, respectively, and has a net related party payable to other subsidiaries of the Parent Company in the amount of $258,069 and $255,497, respectively.

The Company allocated approximately $672,000 and $695,000 for the six months ended June 30, 2023 and 2022, respectively, of office and related expenses to the Parent Company and related subsidiaries, which is recorded as a reduction in selling, general and administrative expenses in the consolidated statements of operations.

Note 8 - Debt Obligations

On March 27, 2014, the Company entered into a mortgage note payable with TD Bank, N.A. related to the purchase of additional office space in Trenton, New Jersey. The mortgage note is payable in $2,446 monthly installments of principal plus interest at 5.75% and matures on April 1, 2029. The mortgage note payable is secured by the mortgaged premises. The amount outstanding under the mortgage note payable was approximately $145,000 and $156,000 at June 30, 2023 and December 31, 2022, respectively.

On May 26, 2016, the Company entered into a mortgage note payable with Bank of America Merrill Lynch. The mortgage is secured by the building located on Hillside Avenue in Trenton, NJ. The mortgage note is payable in $2,305 monthly installments of principal plus interest at 4.50% and matures on May 25, 2031. The amount outstanding under the mortgage note payable was approximately $183,000 and $193,000 at June 30, 2023 and December 31, 2022, respectively.

On December 14, 2022, the Company took out a home equity loan on its building in Illinois with a promissory note payable to Citibank, N.A. The note is payable in 119 regular payments of $30,819 and a final balloon payment of $2,898,736 due on December 14, 2032. Payments include principal plus interest at 5.21% and matures on December 14, 2032. The note payable is collateralized by the building. The amount outstanding under the note payable was approximately $4,493,000 and $4,560,000 at June 30, 2023 and December 31, 2022, respectively.

On May 31, 2023, with the acquisition of CRS, the company took on short term loans which are payable before December 31, 2023. The amount outstanding under these loans was approximately $90,000 at June 30, 2023.

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Estimated future annual maturities of debt, excluding lease obligations, as of June 30, 2023 are as follows:

Amount
2023 (excluding the six months ended June 30, 2023)	$262,444
2024	188,084
2025	192,765
2026	201,843
2027	211,397
Thereafter	3,855,233
Total	$4,911,766

Note 9 - Commitments and Contingencies

Leases

The Company leases office spaces, equipment and various properties for storage facilities. Many of the Company’s operating leases include one or more options to renew at the Company’s sole discretion. The lease renewal option terms are generally within 12 months. The determination of whether to include any renewal options is made by the Company at lease inception when establishing the term of the lease. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheet as of June 30, 2023.

Rent expense for operating leases is recognized on a straight-line basis over the lease term from the lease commencement date through the scheduled expiration date. Lease expense of approximately $220,000 for the six months ended June 30, 2023, is included in selling, general and administrative expenses in the consolidated statements of operations.

Variable costs include certain lease arrangements that require periodic increases in the Company’s base rent that may be subject to certain economic indexes, among other items. In addition, variable costs include a portion of the lease arrangement where the Company is to pay property taxes, utilities and other costs related to several of its leased office facilities that fluctuate based on the actual amounts incurred by the Company’s lessor.

The following is a schedule, by years of maturities of lease liabilities as of June 30, 2023:

Total Operating Lease Payments
2023 (excluding the six months ended June 30, 2023)	$400,635
2024	816,878
2025	803,450
2026	777,043
2027	486,987
Thereafter	3,078,087
Total minimum lease payments	$6,363,080
Less amount representing imputed interest	1,070,676
Present value of lease obligations	$5,292,404
Weighted average remaining lease term (years)	37.4
Weighted average discount rate	3.76%

TerraCycle US Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows.

Note 10 – Stockholders’ Equity

The Company has an irrevocable option to repurchase any or all shares of Class A Preferred Stock under defined circumstances following 18 months of issuance at a price equal to the greater of the original issue price plus any declared but unpaid dividends or the fair market value as defined. The Class A preferred stock has a liquidation preference of $1 per share.

Upon the closing of the sale of shares of Common Stock to the public in a public offering, each outstanding share of Class A Preferred Stock shall automatically be converted into one share of Common Stock and such share may not be reissued by the Company.

At December 31, 2018, the 34,182 shares of the Company’s non-voting Class A Preferred stock are held by a shareholder who exchanged shares in TCI for the Class A Preferred stock. 29,221 shares were sold pursuant to the Company’s Regulation A+ offering throughout 2019, as described below. On December 27, 2019, the remaining 4,961 unsold shares were put back to TCI in the ratio of one share of the Company’s preferred shares to 493 shares of the TCI Series D and Series C shares, in a defined formula.

Between January 11, 2019 and November 13, 2020, the Company conducted an offering under Regulation A of Non-Voting Class A Preferred Stock. The gross cash received from this offering was $19,424,950. Total shares sold were 194,142 comprised of 164,921 shares of Non-Voting Class A Preferred Stock issued by the Company and 29,221 shares sold by an existing shareholder.

On February 25, 2019, Air Cycle Corporation exercised the option to exchange 2,000 shares of Non-voting Class A Preferred Stock as payment against an outstanding promissory note. The 2,000 shares are new shares.

Note 11 - Segments

The Company defines its business in four segments: 1) Sponsored Waste (SW), 2) Zero Waste Boxes (ZW), 3) Material Sales (MS), and 4) Regulated Waste (RW). The Company defines its segments as those operations that engage in business activities from which it may recognize revenue and incur expenses, whose results its chief operating decision maker regularly reviews to analyze performance and allocate resources and for which discrete financial information is available. The Company measures the results of its segments using, among other measures, each segment’s net sales and operating income, which includes certain corporate overhead allocations.

Information for the Company’s segments, as well as certain corporate operating and non-operating results that are not used internally to measure and evaluate the business, including the reconciliation to income before income taxes, is provided in the following table:

(In Thousands)	SW	ZWB	MS	RW	CORP	TOTAL
Six Months Ended June 30, 2023
Net Sales	$7,901	$7,889	$1,349	$3,650	$(84)	$20,705
Income (loss) before income taxes	$656	$474	$(275)	$45	$(441)	$459

Six Months Ended June 30, 2022
Net Sales	$8,223	$6,670	$515	$2,863	$235	$18,506
Income (loss) before income taxes	$1,734	$597	$(2,096)	$145	$754	$1,134

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation (1)
2.2	Bylaws (1)
6.1	Operational Support Services Agreement (1)
6.2	Rental Agreements (1)
6.3	GRN Movement Agreement (2)
6.4	Term Loan Agreement (3)
6.5	Amendment to Term Loan Agreement (3)
6.6	HBS Agreement (4)*
6.7	Purchase and Sale Agreement (4)*
6.8	First Amendment to Purchase and Sale Agreement (4)
6.9	Second Amendment to Purchase and Sale Agreement (4)
6.10	Third Amendment to Purchase and Sale Agreement (4)
6.11	Guaranty and Pledge Agreement (4)

#	Filed herewith.
(1)	Filed as an exhibit to the TerraCycle US Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10734)
(2)	Filed as an exhibit to the TerraCycle US Inc. Annual Report on Form 1-K (filed May 2, 2022, and incorporated herein by reference).
(3)	Filed as an exhibit to the TerraCycle US Inc. Semiannual Report on Form 1-SA (filed September 27, 2022, and incorporated herein by reference).
(4)	Filed as an exhibit to the TerraCycle US Inc. Semiannual Report on Form 1-K (filed May 1, 2023, and incorporated herein by reference).

*	Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TerraCycle US Inc.

By:	/s/ Tom Szaky
Tom Szaky
Chief Executive Officer
Date: September 28, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/	Tom Szaky
Chief Executive Officer
September 28, 2023

/s/	Javier Daly
Chief Financial Officer (Chief Accounting Officer)
September 28, 2023